Exhibit 99.3

CONSENT OF AndrÉ Allaire

July 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

I, André Allaire, hereby consent to

1.	the inclusion in this current report on Form 6-K of those portions of the scientific and technical information for which I was involved in the preparation contained in the Company’s press release dated July 6, 2022 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

2.	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ André Allaire
André Allaire